UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-10635

NIKE, Inc.

(Full title of the plan)

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Beaverton, Oregon

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc. (the “Plan”) as of May 31, 2018, the related statement of changes in net assets available for benefits for the year ended May 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2018, and the changes in net assets available for benefits for the year ended May 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of May 31, 2018 and of reportable transactions for the year ended May 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2018.

Seattle, Washington

December 12, 2018

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

401(k) Savings and Profit Sharing Plan

for Employees of NIKE, Inc.

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) as of May 31, 2017. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets of the Plan at May 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Chicago, Illinois

November 17, 2017, except for Note 8, as to which the date is December 12, 2018

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$4,109,416,782	$3,623,692,941
Receivables
Employer contributions	60,175,147	67,639,579
Notes receivable from participants	40,350,778	37,436,462
Participant contributions	228,857	285,469
Accrued interest and dividends	8,852	4,670
Due from broker for securities sold	—	464,912

Total receivables	100,763,634	105,831,092

Total assets	4,210,180,416	3,729,524,033

Liabilities
Other payables	—	255,854
Accrued expenses	84,748	128,936

Total liabilities	84,748	384,790

Net assets available for benefits	$4,210,095,668	$3,729,139,243

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2018

2018
Additions
Investment income
Net appreciation in fair value of investments	$530,739,864
Interest and dividends	15,208,091

Total investment income	545,947,955
Less: Investment expenses	(163,841)

Net investment income	545,784,114

Interest income on notes receivable from participants	1,720,780

Contributions
Employer, net of forfeitures	141,328,573
Participant	130,126,211
Rollover	16,150,666

Total contributions	287,605,450

Total additions	835,110,344

Deductions
Benefits paid to participants	(353,165,127)
Administrative expenses	(988,792)

Total deductions	(354,153,919)

Net increase	480,956,425
Net assets available for benefits
Beginning of year	3,729,139,243

End of year	$4,210,095,668

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in NIKE, Inc. (the “Company”) profits by eligible employees of the Company and a retirement savings program for the employees of the Company not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Retirement Investment Committee. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the trustee and Fidelity Investments (“Fidelity” or the “Record keeper”) is the record keeper of the Plan’s net assets. Self-directed brokerage account assets are held in the custody of Fidelity (the “Custodian”) and are maintained by the Trustee. The Plan’s investment decisions are overseen by the Retirement Investment Committee. Members of the Retirement Investment Committee are appointed by the Board of Directors of the Company. The Company changed to Fidelity as a record keeper on July 1, 2017. The prior record keeper, Alight Solutions (“Alight”), acted as record keeper solely for the period June 1, 2017 through June 30, 2017 during fiscal year 2018.

Eligibility

All employees, except those employees who are (1) covered by a collective bargaining agreement, (2) living outside the United States and not covered by the Company expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (SOCCER) program, (4) not common-law employees, such as leased employees and individuals designated by NIKE as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, become eligible to receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service. Employees are eligible to participate in the 401(k) portion of the Plan on the first day of employment.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations under the United States Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans as well as after-tax contributions from their current compensation, including a Roth option. Additionally, the Company will match participant pre-tax and Roth contributions at a rate of 100% of the first 5% of the participant’s eligible pay that is contributed to their account.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

The Company match follows participants’ fund selections. One of the available investment choices is the NIKE stock fund. No more than 10% of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase the NIKE stock fund if the percentage of their account balance invested in the NIKE stock fund is less than or equal to 20%. Transfers out of the NIKE stock fund are permitted at any time.

Under the Plan’s profit sharing features, the Company may make discretionary annual contributions as designated by the Company’s Board of Directors. However, this amount cannot be greater than the amount allowable as a tax deduction under the IRC. The annual contributions will be funded no later than the date the Company’s federal income tax return is filed.

Profit sharing contributions are invested in various fixed income and equity funds similar to those offered under the Plan’s 401(k) features. Investments held by the Plan on behalf of participants related to profit sharing contributions are nonparticipant-directed. In the nonparticipant-directed program, the Retirement Investment Committee, under the guidance of investment managers, directs the specific investments held by the Plan. See Note 6 for applicable disclosures. Investments held by the Plan on behalf of participants related to 401(k) contributions are participant-directed. In the participant-directed program, the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant. Each participant’s 401(k) account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, Plan expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options. Participants direct the investment of their contributions into various investment options offered by the Plan.

An eligible profit sharing participant is entitled to an annual allocation of the employer profit sharing contribution and former participant profit sharing forfeitures after restoration of previously forfeited accounts. Employer profit sharing contributions and former participant forfeitures are allocated in the proportion of the participant’s annual compensation to compensation of all participants subject to the IRC Section 415 defined maximum limitations. Participants do not direct the investment of profit sharing contributions.

Profit sharing investment income or losses and Plan expenses are allocated daily based on a ratio of each participant’s profit sharing account balance to the total profit sharing account balances.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested 401(k) and profit sharing accounts.

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company contributions into the profit sharing portion of the Plan vest at 25% per year after completing two years of service, and vesting increases 25% for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants at the Company’s discretion. During the year ended May 31, 2018, profit sharing forfeitures of $1,899,839 were used to reduce employer contributions. At May 31, 2018 and 2017, accumulated profit sharing forfeitures totaled $1,983,731 and $1,900,988, respectively.

Notes Receivable From Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Plan’s record keeper. Participants may borrow from their accounts amounts equal to the lesser of 50% of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments ranges up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

On termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified account. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan. Participants may apply to the Plan’s record keeper to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions. No withdrawals may be made from the unvested portion of the Company’s profit sharing contributions or earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Company’s Retirement Investment Committee determines the Plan’s valuation policies utilizing information provided by the Trustee and collective trust funds.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of May 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2018 and 2017, there were $199,107 and $97,197, respectively, payable to participants.

Expenses

Expenses of administering the Plan and those which are directly related to investment transactions are paid for by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers investments in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

Subsequent Events

The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

3.	Fair Value Measurement

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level l Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	Quoted price for similar assets or liabilities in active markets;

•	Quoted price for identical or similar assets or liabilities in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most conservative level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2018 and 2017.

Common Stock: Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

Registered Investment Companies: Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by the fund sponsor. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no significant redemption restrictions or unfunded commitments on these investments.

Interest-bearing Cash: These investments are valued at fair value based on quoted market prices.

Self-directed brokerage account: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investment in publicly traded registered investment companies.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during the year ending May 31, 2018.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of May 31, 2018 and 2017:

	Level l	Level 2	Level 3	Total
Common Stock	$808,107,092	$—	$—	$808,107,092
Self-directed brokerage accounts	98,805,431	—	—	98,805,431
Registered investment companies	83,452,953	—	—	83,452,953
Interest bearing cash	272	—	—	272

	990,365,748	—	—	990,365,748
Fair value measured at net asset value per share – Collective trust funds				3,119,051,034
Total investments at fair value				$4,109,416,782

	Level l	Level 2	Level 3	Total
Common Stock	$676,597,908	$—	$—	$676,597,908
Self-directed brokerage accounts	73,689,271	—	—	73,689,271
Registered investment companies	73,443,221	—	—	73,443,221

	823,730,400	—	—	823,730,400
Fair value measured at net asset value per share – Collective trust funds				2,799,962,541
Total investments at fair value				$3,623,692,941

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

4.	Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Northern Trust and Fidelity. Northern Trust is the trustee of the Plan assets and Fidelity is the custodian of selected assets and, therefore, these investments represent exempt party-in-interest transactions.

Certain Plan investments are shares of Company common stock. For the year ended May 31, 2018 and 2017, the Plan purchased 670,228 and 605,244 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $13,503,384 and $12,471,713, respectively. For the same years ended, the Plan sold 2,183,661 and 2,185,250 shares of NIKE, Inc. Class B common stock, respectively, with proceeds of $75,819,234 and $77,492,139, respectively. At May 31, 2018 and 2017, the Plan held $808,105,769 (11,254,955 shares) and $676,596,880 (12,768,388 shares), respectively, of NIKE, Inc. Class B common stock.

5.	Plan Tax Status

The United States Internal Revenue Service has determined and informed the Plan by letter dated December 16, 2013 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Nonparticipant-directed Investments

Information about the net assets at May 31 and the significant components of the changes in net assets for the year ended May 31 relating to the nonparticipant-directed investments is as follows:

	2018	2017
Net assets
Collective trust funds	$751,431,664	$691,075,112
Employer receivable	57,254,022	67,513,999
Registered investment companies	83,452,953	73,443,221
Accrued interest and dividends	5,731	3,602
Other liability	—	(187)
Cash	268	—
Common stock	1,323	1,028
Accrued expenses	(37,167)	(38,311)

Total net assets	$892,108,794	$831,998,464

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

Year Ended
May 31, 2018
Changes in net assets
Net appreciation in fair value of investments	$69,486,105
Employer contributions	59,164,264
Interest and dividends	6,017,881
Administrative and investment expenses	(418,250)
Benefits paid to participants	(74,139,672)

Increase in net assets	$60,110,328

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$4,210,095,668	$3,729,139,243
Benefits payable	(199,107)	(97,197)

Net assets available for benefits per Form 5500	$4,209,896,561	$3,729,042,046

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended May 31, 2018:

2018
Net increase in net assets per the financial statements	$480,956,425
Benefits payable at May 31, 2018	(199,107)
Benefits payable at May 31, 2017	97,197

Net increase in net assets per Form 5500	$480,854,515

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2018 and 2017

8.	Review of Plante & Moran, PLLC’s Independence

On October 3, 2018, Plante & Moran, PLLC (“Plante Moran”) advised the Retirement Investment Committee (“Committee”) of the Plan it had identified a violation of Securities and Exchange Commission (“SEC”) independence rules. SEC rules prohibit, among other things, the audit firm and its associated entities from holding direct financial interests of certain affiliates of the Plan, including the Plan sponsor, NIKE, Inc. The violation reported by Plante Moran involved an insignificant number of outstanding NIKE, Inc. common shares held in trusts for which an affiliate of Plante Moran is trustee with investment authority.

Plante Moran disclosed the violations in communications to the Committee, as required by Public Company Accounting Oversight Board Rule 3526. Plante Moran advised they have (a) conducted an internal assessment of the relevant facts and circumstances, and (b) concluded that Plante Moran’s objectivity, impartiality and professional skepticism with respect to its audit of the Plan’s financial statements for the fiscal year ended May 31, 2017 were unaffected by the violations.

Based on documentation from and discussions with Plante Moran, and after undertaking its own work to review the situation, the Committee and the Audit & Finance Committee of NIKE, Inc. (“Committees”) concluded Plante Moran’s ability to exercise objective and impartial judgment on issues within the scope of its audit of the Plan’s financial statements for the fiscal year ended May 31, 2017 was not impaired. Based on this determination, the Committees concluded the audited financial statements may be included in the Plan’s Form 11-K filing for the fiscal year ended May 31, 2018.

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2018

EIN 93-0584541

Plan 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investments	Cost (1)	Value
	Participant directed
	Self-directed Brokerage Accounts	Registered investment company		$98,805,431

*	NIKE, Inc., Class B Common Stock	Common stock		808,105,769

*

*	NT Collective Aggregate Bond Index Fund	Collective trust fund		347,072,952
*	NT Collective All Country World Ex-US Index Fund	Collective trust fund		398,425,732
*	NT Collective Government STIF	Collective trust fund		843,372
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund		444,104,452
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund		918,880,172
	Morley Stable Value Fund	Collective trust fund		258,292,690

				2,367,619,370

		Total participant directed investments		3,274,530,570

	Nonparticipant-directed
	Powershares Exchange-Traded Fund Intl	Registered investment company	33,607,541	31,492,689
	PIMCO Commodities Plus Strategy Fund	Registered investment company	49,355,255	44,208,435
	Vanguard Whitehall Emerging Markets Govt Bond Index Fund	Registered investment company	8,026,084	7,751,829

		Total registered investment company	90,988,880	83,452,953

*	NT Collective Aggregate Bond Index Fund	Collective trust fund	109,159,967	125,256,160
*	NT Collective Global Real Estate Index Fund	Collective trust fund	24,721,053	42,597,729
*	NT Collective Government STIF	Collective trust fund	2,903,317	2,903,317
*	NT Collective All Country World Ex-US Investable Market Index Fund	Collective trust fund	183,312,688	230,678,809
*	NT Collective Russell 3000 Equity Index Fund	Collective trust fund	181,036,117	274,958,021
*	NTGI Collective Short Term Government Fund	Collective trust fund	33,191,428	33,599,493
*	NT Collective World Government Bond Index Fund	Collective trust fund	38,600,919	41,438,135

		Total collective trust funds	572,925,489	751,431,664

	Stock Merger Euronav Common Stock	Common stock	275,287	1,323

		Interest bearing cash	272	272

		Total nonparticipant-directed investments	$664,189,928	$834,886,212

		Total investments		$4,109,416,782

*	Notes Receivable from Participants	Interest Rate: 4.25% - 9.25%		$40,350,778

*	Party-in-interest.
(1)	Cost information is not required for participant directed assets.

401(k) Savings and Profit Sharing Plan for the Employees of NIKE, Inc.

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended May 31, 2018

EIN 93-0584541

Plan 001

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
						Current Value
		Description of Asset				of Asset on	Net
		(Include Interest Rate and	Purchase	Selling	Cost of	Transaction	Gain
	Identity of Party Involved	Maturity Case of a Loan)	Price	Price	Asset	Date	(Loss)
	The Northern Trust Company
	Series of Transactions
*	NTGI COLTV Government STIF	Collective Trust Fund	159,849,980		159,849,980	159,849,980	—
*	NTGI COLTV Government STIF	Collective Trust Fund		161,640,659	161,640,659	161,640,659	—

*	Party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of BDO USA, LLP Independent Registered Public Accounting Firm

23.2	Consent of Plante & Moran, PLLC Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc. Retirement Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Date: December 12, 2018	By:	/s/ Nitesh Sharan
Nitesh Sharan Vice President of Investor Relations & Treasury, Chair of the Retirement Investment Committee of the NIKE Retirement Plan